GLOBAL corporate compliance

July 12, 2006

Securities & Exchange Commis
450, 5th Street NW
Washington, DC 20549
USA

06015330

SEC MAIL RECEIVED PROCESSING
JUL 19 2006
WASH. D.C. 213 SECTION

Attention: Office of International Corporate Finance

Dear Sirs: Q Gold Resources Ltd

SUPPL

Re: ~~Solana Petroleum Corp.~~ (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated June 13, 2006
2. News Release dated June 21, 2006

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

Suzanne Ferguson

Suzanne Ferguson
Administrative Assistant

encl

dlw 7/20

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

Q-GOLD RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES APPLICATION FOR LISTING ON THE FRANKFURT EXCHANGE AND ENGAGEMENT OF GLOBEMEDIA

SEC 12g 3-2(b) Exemption # 82-4931

June 13, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") announced today that it has applied for listing of the Corporation's shares on the Regulated Unofficial Market (the "Open Market") of the Frankfurt Stock Exchange (Frankfurter Wertpaperbörse), operated by Deutsche Börse under the symbol "QX9". The Deutsche Börse is the world's only fully-integrated exchange and offers its customers one-stop access to all relevant stock market services and systems using state of the art technology.

The Corporation also announced that, in conjunction with its application to the Frankfurt Exchange, it has signed an Investor Relations contract with GlobeMedia AG of Regensdorf (Zurich) Switzerland, whereby GlobeMedia will provide Investor Relations services to the Corporation in the German-speaking centers of Europe for an initial term of 12 months, effective 1 June 2006.

In addition to assisting with the Frankfurt listing application, GlobeMedia will provide distribution of the Corporation's financial materials, press releases and other corporate materials to German-speaking audiences in Europe via the consultant's homepage. GlobeMedia will also organize research reports, provide mailings to investors and arrange for trade shows and meetings with analysts, brokers, fund managers and professional investors to promote Q-Gold's mining activities.

In return for providing these services, GlobeMedia will be paid a monthly fee of US$ 2,000, plus business expenses and will be granted 100,000 common share stock options at a price of $0.25 each, exercisable within five years. These options are subject to TSX Venture Exchange Policy 4.4.

J. Bruce Carruthers II, Chairman and CEO, also announced that the TSX Venture Exchange has approved the Corporation's previously announced purchase of eight additional gold claims at Mine Centre, Ontario totaling 320 acres for $25,000 payable through the issuance of 100,000 Q-Gold common shares at a deemed price of $0.25 per share.

Mr. Carruthers also reported that NorthStar Drilling of Brandon, Manitoba is mobilizing a diamond drill rig which is scheduled to arrive at Mine Centre on June 15th. This will initiate a minimum 5,000 foot diamond drilling program for Q-Gold on prospective gold targets delineated by recently completed airborne and ground geophysical surveys on its 100% owned 22,360 acres of mining claims and leases in the historic gold mining camp of Mine Centre.

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

The Corporation also announced that the Annual General Meeting of the Shareholders was held in Calgary on June 12. All five of the Directors nominated on the ballot were re-elected and all other ballot items were passed by a majority of the votes cast.

For more information, please contact:
J. Bruce Carruthers II, Chief Executive Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

82-4931

Q-GOLD
RESOURCES LTD.

Q-GOLD RESOURCES LTD. ANNOUNCES INITIATION OF TRADING ON FRANKFURT EXCHANGE

SEC 12g 3-2(b) Exemption # 82-4931

June 21, 2006

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") announced that the Corporation's common shares began trading on the Regulated Unofficial Market (the "Open Market") of the Frankfurt Stock Exchange (Frankfurter Wertpaperbörse) effective on Friday, June 16th. Q-Gold now trades under the German Symbol "QX9". The Corporation's common shares are also listed for trading on the TSX Venture Exchange under the symbol "QAU".

J. Bruce Carruthers II, Chairman and CEO, also reported that diamond drilling on the Corporation's 22,360 acres of gold and base metals mining claims and leases near Mine Centre, Ontario has begun. Initial drilling is located on a series of electromagnetic (conductive) anomalies indicated from both airborne and ground geophysical surveys, which are co-incident with mineralized shear zones in the vicinity of the historic Golden Star Mine.

The Golden Star Mine produced in excess of 10,000 ounces of gold in the late 1890s from one vein. Thirteen unexplored veins remain in the Golden Star complex which will be the object of trenching and diamond drilling during Q-Gold's current Exploration Work Program at Mine Centre.

For more information, please contact:
J. Bruce Carruthers II, Chief Executive Officer at (928) 779-0166

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com